

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2007

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re: Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed on September 25, 2006**
> **Response Letter Dated August 24, 2007**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Vanselow:

We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and your response letter dated August 24, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Annual Financial Statements, page F-1

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

1.   We note the disclosure proposed in your August 24, 2007 response to comment 2, including the statement, "Other modifying factors that are considered in the plan to convert mineralized material to reserves include mine planning, metallurgical, environmental, social, legal and economic evaluation."

Based on your July 6, 2007 response to comment 3, we understood that the factors listed in this particular sentence are actually other activities or elements of your plan (to establish proven and probable reserves), the costs of which would also be capitalized when incurred for the purpose of converting mineralized material to proven and probable reserves, and generally in conjunction with further drilling. Please modify your disclosure as necessary to clarify this point. If the words "modifying factors" and "considered" are retained, explain how these relate to your accounting policy.

We also understood from your earlier reply that while you capitalize costs incurred for the purpose of converting mineralized material to proven and probable reserves, actual costs capitalized may relate to drilling and other activities which, while essential to your plan to establish additional reserves, may not alone result in incremental reserves. If this is correct, please also clarify this point in your policy disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief